Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-130074
Pricing Supplement No. 619 dated February 26, 2007 to Amendment No. 1 to the
Prospectus Supplement No. 606 dated December 28, 2006

The Goldman Sachs Group, Inc. Medium-Term Notes, Series B $62,745,326.91 20% Reverse Exchangeable Notes due March 2008 (Linked to Class A Common Stock of EchoStar Communications Corporation)
     This pricing supplement no. 619 dated February 26, 2007 (this “pricing supplement”) and the accompanying amendment no. 1 to the prospectus supplement no. 606, relating to the reverse exchangeable notes, should be read together. Because the reverse exchangeable notes are part of a series of our debt securities called Medium Term Notes, Series B, this pricing supplement and the accompanying amendment no. 1 to the prospectus supplement no. 606 should also be read with the accompanying prospectus dated December 5, 2006, as supplemented by the accompanying prospectus supplement dated December 5, 2006. Terms used here have the meanings given them in the accompanying amendment no. 1 to the prospectus supplement no. 606, unless the context requires otherwise.
     The reverse exchangeable notes offered by this pricing supplement, which we call the “offered notes”, will pay periodic interest at a rate of 20% per year. The offered notes are non-principal-protected notes linked to the price performance of the Class A common stock of EchoStar Communications Corporation, which we refer to as the index stock, as measured on the determination date (February 28, 2008, subject to postponement in case of market disruption events or non-trading days).
     The amount payable upon maturity of the offered notes will be paid in cash. If the final index stock price (which will be the closing price of one share of the index stock on the determination date, subject to anti-dilution adjustment) is equal to or greater than the threshold price of $51.882 per share (which is greater than the initial index stock price of $42.526 per share), for each of your notes you will receive cash equal to the $42.526 face amount per note at maturity. If the final index stock price is less than the threshold price of $51.882 per share, for each of your notes you will receive the product of the final index stock price times the exchange rate of 0.8197, the result of which will be less than the face amount per note and could be zero.
     If the final index stock price is less than the threshold price of $51.882 per share on the determination date — i.e., if the final index stock price is less than 122% of the initial index stock price — you will lose some or all of your investment in the offered notes.
     The offered notes have the terms described in the accompanying amendment no. 1 to the prospectus supplement no. 606, as supplemented or modified by the following:

Issuer: The Goldman Sachs Group, Inc.

Initial index stock price: $42.526

Threshold price: $51.882 (122% of the initial index stock price)

Exchange rate: 0.8197

Original issue price: 100% of the face amount for the $57,500,170.07 face amount of notes traded on February 26, 2007; 98.51% of the face amount for the $5,245,156.84 face amount of notes traded on February 27, 2007
Net proceeds to the issuer: 99.90% of the $57,500,170.07 face amount; 98.41% of the $5,245,156.84 face amount

Trade date: February 26, 2007 and February 27, 2007

Settlement date (original issue date): March 5, 2007

Stated maturity date: March 6, 2008 (subject to postponement in case of market disruption events or non-trading days)

CUSIP no.: 38144L209
     Your investment in the notes involves certain risks. In particular, assuming no changes in market conditions or any other relevant factors, the value of your note on the date of this pricing supplement (as determined by reference to pricing models used by Goldman, Sachs & Co.) is significantly less than the original issue price. We encourage you to read “Additional Risk Factors Specific to Your Notes” beginning on page S-3 of this pricing supplement and on page S-2 of the accompanying amendment no. 1 to the prospectus supplement no. 606 so that you may better understand those risks. The offered notes are not principal-protected and you could lose your entire investment. In addition, the payment amount is capped.

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement. Any representation to the contrary is a criminal offense.

     Goldman, Sachs & Co. may resell a portion of the $57,500,170.07 notes traded on February 26, 2007 after the original issue date at prevailing market prices at the time of sale. Goldman Sachs may use this pricing supplement in the initial sale of the offered notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in an offered note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.
Goldman, Sachs & Co.

Pricing Supplement dated February 26, 2007.

Payment of principal amount on the stated maturity date:	On the stated maturity date, each $42.526 face amount of your notes will be exchanged for an amount in cash equal to the cash settlement amount.

Face amount:	Each offered note will have a face amount equal to $42.526, which is the initial index stock price; the aggregate face amount for all the offered notes is $62,745,326.91 (1,475,458 notes).

Index stock and index stock issuer:	Class A common stock of EchoStar Communications Corporation

Cash settlement amount:	For the purposes of your notes, any references in the accompanying amendment no. 1 to the prospectus supplement no. 606 to the payment by the issuer, at its option, of the principal amount at maturity in shares of the index stock will not apply. You will be paid the principal amount in only cash on the stated maturity date.

If the final index stock price equals or exceeds the threshold price, then the cash settlement amount will equal the initial index stock price. If the final index stock price is less than the threshold price, the cash settlement amount will equal the product of the final index stock price times the exchange rate.

Please note that the amount you receive for each $42.526 face amount of your notes on the stated maturity date will not exceed the initial index stock price and could be substantially less than the face amount of your notes. You could lose your entire investment in the offered notes.

Threshold percentage:	122%

Final index stock price:	The Nasdaq official closing price of one share of the index stock on the determination date, subject to anti-dilution adjustment.

Stated maturity date:	March 6, 2008, subject to postponement as described in “General Terms of the Reverse Exchangeable Notes — Cash Settlement Amount — Stated Maturity Date” in the accompanying amendment no. 1 to the prospectus supplement no. 606.

Determination date:	February 28, 2008, subject to postponement in case of market disruption events or non-trading days.

Interest rate (coupon):	20% per annum.

Interest payment dates:	Interest will be paid on the 6th of each month beginning with April 6, 2007 to and including the stated maturity date.

Regular record dates:	For the interest payment dates specified above, five business days before each interest payment date.

Business day:	As described on page S-16 of the accompanying amendment no. 1 to the prospectus supplement no. 606.

Trading day:	As described on page S-16 of the accompanying amendment no. 1 to the prospectus supplement no. 606.

No listing:	The offered notes will not be listed on any securities exchange or interdealer market quotation system.

Additional risk factors specific to your note:	Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Value of Your Note on the Date of this Pricing Supplement (As Determined By Reference to Pricing Models Used by Goldman, Sachs & Co.) Is Significantly Less than the Original Issue Price

The value or quoted price of your note at any time will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the offered notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, and the quoted price could be higher or lower than the original issue price, and may be higher or lower than the value of your note as determined by reference to pricing models used by Goldman, Sachs & Co.

If at any time a third party dealer quotes a price to purchase your note or otherwise values your note, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read “Additional Risk Factors Specific to Your Note — The Market Price of Your Notes May Be Influenced by Many Unpredictable Factors” in the accompanying amendment no. 1 to the prospectus supplement no. 606.

Furthermore, if you sell your note, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your note; and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to Your Note — Your Notes May Not Have an Active Trading Market” in the accompanying amendment no. 1 to the prospectus supplement no. 606.

Anti-dilution adjustments for regular cash dividends:	Anti-dilution adjustments with respect to regular cash dividends described under “General Terms of the Reverse Exchangeable Notes — Anti-dilution Adjustments — Regular Cash Dividends” in the accompanying amendment no. 1 to the prospectus supplement no. 606 will apply for the offered notes.

The regular cash dividend period for the offered notes will be a calendar quarter.

The dividend base amount (as adjusted for other anti-dilution events) for regular cash dividends paid in respect of each of the four calendar quarters during the term of the notes will be $0.000.

EchoStar Communications Corporation:	According to its publicly available documents, EchoStar Communications Corporation is a provider of satellite delivered digital television to customers across the United States. Information filed with the SEC by EchoStar Communications Corporation under the Exchange Act can be located by referencing its SEC file number: 000-26176.

Historical trading price information:	The Nasdaq Global Select Market is the principal national securities exchange for the index stock as of the date of this pricing supplement. The following table shows the quarterly high, low and final Nasdaq official closing prices for the index stock as traded on the Nasdaq Global Select Market for the four calendar quarters in 2004, 2005 and 2006 and the first calendar quarter of 2007, through February 27, 2007. We obtained the trading price information shown below from Bloomberg Financial Services, without independent verification.

	High	Low	Close
2004
Quarter ended March 31	$39.26	$32.43	$32.75
Quarter ended June 30	$34.72	$29.54	$30.75
Quarter ended September 30	$31.89	$27.26	$31.12
Quarter ended December 31	$34.27	$30.02	$33.24

2005
Quarter ended March 31	$33.12	$28.31	$29.25
Quarter ended June 30	$30.34	$27.93	$30.15
Quarter ended September 30	$32.11	$28.61	$29.57
Quarter ended December 31	$29.60	$24.48	$27.17

2006
Quarter ended March 31	$29.98	$27.20	$29.87
Quarter ended June 30	$32.25	$29.85	$30.81
Quarter ended September 30	$35.44	$30.02	$32.74
Quarter ended December 31	$38.45	$32.07	$38.03

2007
Quarter ending March 31 (through February 27, 2007)	$43.17	$38.21	$40.90

As indicated above, the market price of the index stock has been highly volatile during recent periods. It is impossible to predict whether the price of the index stock will rise or fall, and you should not view the historical prices of the index stock as an indication of future performance. See “Additional Risk Factors Specific to Your Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” in the accompanying amendment no. 1 to the prospectus supplement no. 606.

Hypothetical cash settlement amount:	The table below shows the hypothetical cash settlement amounts that we would deliver on the stated maturity date in exchange for each $42.526 face amount of your notes, if the final index stock price were any of the hypothetical prices shown in the left column. For this purpose, we have assumed that there will be no anti-dilution adjustments to the final index stock price and no market disruption events.

The prices in the left column represent hypothetical final index stock prices and are expressed as percentages of the initial index stock price. The amounts in the right column represent the hypothetical cash settlement amount, based on the corresponding hypothetical final index stock prices, and are expressed as percentages of the face amount. Thus, a hypothetical cash settlement amount of 100% means that the cash settlement amount that we would deliver in exchange for each $42.526 face amount of your notes on the stated maturity date would equal 100% of the face amount, or $42.526, based on the corresponding hypothetical final index stock price and the assumptions noted above.

Hypothetical Final Index	Hypothetical Cash Settlement
Stock Price as % of	Amount as % of
Initial Index Stock Price	Face Amount
200.00%	100.00%
175.00%	100.00%
150.00%	100.00%
125.00%	100.00%
122.00%	100.00%
115.00%	94.27%
110.00%	90.17%
105.00%	86.07%
100.00%	81.97%
75.00%	61.48%
50.00%	40.99%
25.00%	20.49%
0.00%	0.00%

The cash settlement amounts shown above are entirely hypothetical; they are based on market prices for the index stock that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and those amounts should not be viewed as an indication of the financial return on an investment in the offered notes or on an investment in the index stock. Please read “Additional Risk Factors Specific to Your Notes” and “Hypothetical Returns on Your Notes” in the accompanying amendment no. 1 to the prospectus supplement no. 606.

If the final index stock price is less than the threshold price, the cash settlement amount payable on each $42.526 face amount of your notes will be less than the face amount. Because the threshold percentage of your notes is 122%, for every 1% that the final index stock price is below the threshold price, the cash settlement amount you will receive at maturity, if any, will decrease by 0.8197% from the face amount.

Payments on your notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on your notes are economically equivalent to the amounts that would be paid on a combination of an interest-bearing bond bought, and an option sold, by the holder (with an implicit option premium paid over time to the holder). The discussion in this paragraph does not modify or affect the terms of the offered notes or the United States income tax treatment of the offered notes as described under “Supplemental Discussion of Federal Income Tax Consequences” in the accompanying amendment no. 1 to the prospectus supplement no. 606.

Hedging:	In anticipation of the sale of the offered notes, we and/or our affiliates have entered into hedging transactions involving purchases of the index stock on the trade dates. For a description of how our hedging and other trading activities may affect the value of your notes, see “Additional Risk Factors Specific to Your Notes — Our Business Activities May Create Conflicts of Interest Between Your Interests in the Notes and Us” and

“Use of Proceeds and Hedging” in the accompanying amendment no. 1 to the prospectus supplement no. 606.

Interest payment for U.S. federal income tax purposes:	26.19% of each stated interest payment. See “Supplemental Discussion of Federal Income Tax Consequences” in the accompanying amendment no. 1 to the prospectus supplement no. 606.

Put option payment for U.S. federal income tax purposes:	73.81% of each stated interest payment. See “Supplemental Discussion of Federal Income Tax Consequences” in the accompanying amendment no. 1 to the prospectus supplement no. 606.

Supplemental discussion of federal income tax consequences:	Notwithstanding anything to the contrary in prospectus supplement no. 606, your payment at maturity on the notes, if any, will be made solely in cash and in no circumstances will you receive shares of the index stock at maturity. Any references to our exchange of the notes for shares of the index stock at maturity or our option to do so in “Supplemental Discussion of Federal Income Tax Consequences” in the accompanying prospectus supplement no. 606 will not apply to the notes offered hereby.

Supplemental plan of distribution:	The Goldman Sachs Group, Inc. has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. Goldman, Sachs & Co. intends to resell $55,245,313.97 of the offered notes at the issue prices listed on the cover hereof, and to resell the remaining face amount of the offered notes at prices related to the prevailing market prices at the time of resale.